John L. Reizian
Assistant Vice President and Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@lfg.com

VIA EDGAR

December 7, 2010

Ellen J. Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
U. S. Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549

Re:         Lincoln Life & Annuity Flexible Premium Variable Life Account M
(the “Separate Account”)
Lincoln Life & Annuity Company of New York (“LLANY”)
File No.: 333-155333; 811-08559; CIK: 0001051629
Lincoln AssetEdge® VUL

Dear Ms. Sazzman:

As noted in our discussion, the following is intended to provide further clarity to our explanation of the differences your office has noted.

In 2009 we filed a supplement to the then current registration statement for this product that included the transition to revised pricing/rate changes and a revision to our rider offering an enhanced surrender value feature.  (The 2010 prospectus reflects this transition by moving certain disclosures which pertain only to prior purchasers to appendices and maintaining those pertinent to new purchasers in the main body of the prospectus.)  The following changes resulted:

1.
After the transition, no further sales of the product using the old pricing/rates have been permitted. (Having said that, it is important to note: (a) the prior charges continue to be applied with respect to policies sold prior to the change; and (b) prior purchasers are permitted to pay additional amounts into their policies as premiums necessary to keep their insurance in force.)

2.
The Cost of Insurance charge for a representative insured, maximum M&E charge, maximum administrative charge and maximum representative administrative charge, all as disclosed in Table II, were changed.  Also, the maximum representative surrender charge, as disclosed in Table I, was changed.  The rest of the fees and charges in Tables I and II remained the same.

3.
(Please note that the Benefit Selection Option is a feature in the base insurance policy and is not offered by rider.)  The monthly administrative fees shown in the table associated with the Benefit Selection Option feature also changed as a result of the pricing change.

4.
As previously mentioned, the New York Department of Insurance has required us to alter the methodology for determining surrender charges.  Applying this revised methodology to the two groups of policies (those sold prior to the changes described in the November 2009 supplement and those sold after) yields two different surrender charges.  The Table I representative surrender charge and other hypotheticals in the main body of the prospectus reflect the revised surrender charges as they impact purchasers after the changes described in the supplement were implemented.  The Table I and hypotheticals in the appendices reflect the revised surrender charges as they impact those who purchased prior to the changes described in the supplement.

5.
There were no changes to the riders offered with this product other than the revision to the rider which provides the enhanced surrender value feature.  (Please note that in 2010 the Estate Tax Repeal Rider became irrelevant because the federal estate tax failed to be repealed and thus was removed altogether.)  The change to the enhanced surrender value rider affected only new purchasers and did not affect prior purchasers.  The essential differences between the two riders are that, after the change: (a) the name of the rider was changed from "Enhanced Surrender Value Rider" to "Exec Enhanced Surrender Rider"; and (b) the period of time during which the values could be enhanced was extended from the 1st five policy years to the full length of the period of time that surrender charges could be imposed.

Should you have any questions or comments, please feel free to contact me at (860) 466-1539 regarding this filing.  As always, thank in advance for all your patience and assistance.

Sincerely,

/s/John L. Reizian

Assistant Vice President and Associate General Counsel